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                             June 4, 2021

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics LLC
       3675 Market Street, Suite 200
       Philadelphia, PA 19104

                                                        Re: Context
Therapeutics LLC
                                                            Registration
Statement on Form S-1
                                                            Filed May 27, 2021
                                                            File No. 333-256572

       Dear Mr. Lehr:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Principal Stockholders, page 118

   1. Please revise your disclosure to identify the natural person or persons who have voting and investment control
of the shares held by Joseph Ventures Allium LLC.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
       you have questions regarding comments on the financial statements and related matters. Please
 Martin Lehr
Context Therapeutics LLC
June 4, 2021
Page 2

contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,
FirstName LastNameMartin Lehr
                                                       Division of Corporation
Finance
Comapany NameContext Therapeutics LLC
                                                       Office of Life Sciences
June 4, 2021 Page 2
cc:       Ben A. Stacke, Esq.
FirstName LastName